Exhibit 99.1

Quhuo Announces Change to Board of Directors

BEIJING, China, March 22, 2021 (GLOBE NEWSWIRE) — Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”), a leading tech-enabled workforce operational solution platform in China, announced today that Mr. Yung-Hung Chang has resigned from his position as a member of the board of directors for personal reasons, effective on March 22, 2021. The resignation of Mr. Chang did not result from any disagreement with the Company on any matter relating to the Company’s business operations, financial reporting or controls, policies or practices.

Leslie Yu, Chairman and Chief Executive Officer of QUHUO, commented, “On behalf of the Board, I would like to express my sincere gratitude to Mr. Chang for his valuable contributions to Quhuo during his tenure on the Board. We wish him continued success in his future endeavors.”

About Quhuo Limited

Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”) was the largest workforce operational solution platform in China in 2019*. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including food delivery, ride-hailing, housekeeping and bike-sharing. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

*	According to an industry report prepared by Frost & Sullivan in 2019, as measured by the number of average monthly active workers in 2019.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

For investor and media enquiries, please contact:

Quhuo Limited

Annia Sun

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

1